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EXHIBIT 99.4(e)

Special Endorsement For Qualified Plans (Form 0807-EA84)
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                                                                 EXHIBIT 99.4(e)


FIRST CAPITAL LIFE
INSURANCE COMPANY


                    SPECIAL ENDORSEMENT FOR QUALIFIED PLANS

This endorsement becomes part of the Contract to which it is attached.

The following is added at the end of the Qualified Plan Special Provisions
Section:

If your contract is issued under Internal Revenue Code sections 401, 403(b) or 408, the following overriding provisions apply.

1. Except in the case of a Pension or Profit Sharing Plan, trusteed or custodial Keogh Plan, or a 408(a) Plan, the Owner of the contract is the Annuitant.

2. Payment Plan A, Interest, shall not be available nor shall any other Payment Plan be elected which would result in less than 50% of the value of the benefits payable under the contract being distributed over the life expectancy of the Annuitant.

3.   Your entire interest in the contract is nonforfeitable.

If your contract is issued under a Deferred Compensation Plan intended to qualify under IRC Section 457, the following overriding provisions apply.

1. All rights under the contract, including those rights which may be exercised by the Annuitant or a beneficiary, are owned exclusively by the Owner.

2. All benefits payable under the contract shall be paid to or at the direction of the Owner.

3. Payment Plan A, Interest, shall not be available nor shall any other Payment Plan be elected which would result in less than 50% of the value of the benefits payable under the contract being distributed over the life expectancy of the Annuitant.

Signed for the Company at San Diego, California.

     /s/ ANDREW L. LOEB             /s/ FRED A. BUCK
     Secretary                      President


0807-EA84                                                              b